Exhibit 99.3

EXTRAORDINARY GENERAL MEETING TO BE HELD ON MARCH 21, 2013 THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS The undersigned, being the registered holder(s) of ordinary shares of US$0.00125 par value each of UTStarcom Holdings Corp., hereby appoints William Wong and Robert Pu, or either of them, as my/our Proxy(ies) with full power of substitution, to represent and to vote all ordinary shares held of record by the undersigned that the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of UTStarcom Holdings Corp. to be held on March 21, 2013, at 1:00 p.m. (local time), at the Company’s offices located at Room 303, Building H, Phoenix Place, No. A5 Shuguangxili, Chaoyang District, Beijing, P.R. China, 100028 (the “Meeting”), or at any adjournments or postponements thereof, and instructs the said Proxy(ies) to vote as stated below. NOTE: Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Meeting or any adjournment or postponement thereof. Please complete, date, sign and return this proxy card promptly, using the enclosed envelope. No postage is required if mailed in the United States. THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED: Proxy — UTSTARCOM HOLDINGS CORP. IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

UTSTARCOM™

IMPORTANT EXTRAORDINARY GENERAL MEETING INFORMATION

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose to vote your proxy by the internet as outlined below.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet must be received by 1:00 a.m., Central Time, on March 20, 2013.

Vote by Internet

- Go to **www.envisionreports.com/utsi-egm**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Extraordinary General Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. Conditional upon Proposal No. 2 below being duly passed, as an ordinary resolution, in accordance with Article 49 of the Company's Amended and Restated Memorandum and Articles of Association, that the authorised share capital of the Company be amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each, such that: (i) the authorised share capital of the Company is amended to US$943,750 divided into 250,000,000 Ordinary Shares of a par value of US$0.00375 each and 5,000,000 Preference Shares of a par value of US$0.00125 each; (ii) each existing issued 3 Ordinary Shares of US$0.00125 par value each be consolidated into 1 Ordinary Share of US$0.00375 par value each and the register of members of the Company be updated accordingly; and (iii) any fractions of a share that result from the consolidation described above be automatically repurchased by the Company at the Market Price (as defined in the Company's Amended and Restated Articles of Association) of such fractions on the date of this Meeting (the "**Reverse Share Split**").	☐	☐	☐
2. Conditional upon Proposal No. 1 above being duly passed, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association attached to the Proxy Statement as Appendix A (the "**Amendment**").	☐	☐	☐
3. As an ordinary resolution, that the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the Reverse Share Split and Amendment in the event that there are insufficient proxies received to pass the ordinary and special resolutions during the extraordinary general meeting.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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